UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2021

Commission File Number: 001-36450

JD.com, Inc.

20th Floor, Building A, No. 18 Kechuang 11 Street

Yizhuang Economic and Technological Development Zone

Daxing District, Beijing 101111

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Entry into Definitive Agreement to Further Invest in Dada

On March 22, 2021, JD.com, Inc. (the “Company”), through its subsidiary, entered into a share purchase agreement with Dada Nexus Limited (“Dada”), China’s leading local on-demand delivery and retail platform, under which the Company has agreed to invest a total of US$800 million in newly issued ordinary shares of Dada, at a per share purchase price equal to the closing trading price of Dada’s ordinary shares on the Nasdaq Global Select Market, on March 19, 2021, the last trading day prior to the date of the share purchase agreement. Following the transaction, the Company will hold, taking into account its existing holding, approximately 51% of Dada’s issued and outstanding shares. The closing of the transaction is subject to satisfaction of customary closing conditions and procedures, including applicable governmental filings. See “Safe Harbor Statement” below for the risks and uncertainties for this transaction, including risks and uncertainties on the timing of the consummation of the transaction and the risk that a condition to closing of the transaction may not be satisfied or may be delayed. Upon the closing of the transaction, the Company expects to consolidate the financial results of Dada into its consolidated financial statements. The Company’s increased investment in Dada will facilitate both sides to promote the expansion of on-demand retail and delivery, as well as omnichannel collaboration. This is expected to help the Company to further diversify its retail services, enable its business partners to improve their operating efficiency, and deliver better services for its consumers. The Company has agreed not to sell, transfer or dispose of any shares acquired in the transaction for six months after the closing.

About JD.com

JD.com is a leading technology driven e-commerce company transforming to become the leading supply chain-based technology and service provider. The company’s cutting-edge retail infrastructure seeks to enable consumers to buy whatever they want, whenever and wherever they want it. The company has opened its technology and infrastructure to partners, brands and other sectors, as part of its Retail as a Service offering to help drive productivity and innovation across a range of industries.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. JD.com may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about JD.com’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to following: the risk and uncertainties as to the timing of the consummation of the transaction; the risk that a condition to closing of the transaction may not be satisfied or may be delayed; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transactions; adverse changes in general economic or market conditions; and actions by third parties, including government agencies. Further information regarding these and other risks is included in JD.com’s filings with the SEC and the prospectus registered in Hong Kong. All information provided herein is as of the date of this announcement, and JD.com undertakes no obligation to update any forward-looking statement, except as required under applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JD.COM, INC.
By	:	/s/ Sandy Ran Xu
Name	:	Sandy Ran Xu
Title	:	Chief Financial Officer

Date: March 22, 2021